Exhibit (12)
The McGraw-Hill Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges

	June 30, 2005		June 30, 2004
	Six	Twelve	Six
(in thousands)	Months	Months	Months
Earnings
Earnings from continuing operations before income tax expense	$435,437	$1,252,132	$352,210
Fixed charges	41,587	78,509	38,934

Total Earnings	$477,024	$1,330,641	$391,144

Fixed Charges (Note)
Interest expense	$10,802	$18,458	$7,985
Portion of rental payments deemed to be interest	30,785	60,051	30,949

Total Fixed Charges	$41,587	$78,509	$38,934

Ratio of Earnings to Fixed Charges	11.5x	16.9x	10.0x

(Note)	“Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (See Note 11 to the Company’s consolidated financial statements); and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.